Exhibit 19

EXECUTIVE OFFICERS AND DIRECTORS

OF

COLISEUM REINSURANCE COMPANY

The names of the Directors and the names and titles of the Executive Officers of Coliseum Reinsurance Company (“Coliseum”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of Coliseum at 125 Broad Street, New York, New York 10004. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Coliseum and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

* Cedric de Linares (1)	Chairman of the Board

* Klaus Endres (2)	President and Chief Executive Officer

* Robert Wolf	Vice President, Chief Financial Officer & Treasurer

*	Director
(1)	Citizen of the Republic of France
(2)	Citizen of the Federal Republic of Germany